                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*
                  Consolidated Silver Corporation
------------------------------------------------------------------
                        (Name of Issuer)
                  Common Stock, $.10 par value
------------------------------------------------------------------
                 (Title of Class of Securities)

                           210120 10 1
                       ------------------
                         (CUSIP Number)

                        Michael B. White
                       6500 Mineral Drive
                Coeur d'Alene, Idaho  83814-8788
                          (208) 769-4100
     --------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        August 23, 1995
     -------------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box _____.

Check the following box if a fee is being paid with the statement ____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13-d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                          SCHEDULE 13D


CUSIP NO.

1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Hecla Mining Company 82-0126240

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  _____

     (b)  _____

3    SEC USE ONLY

4    SOURCE OF FUNDS
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e) ______

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

                         7    SOLE VOTING POWER
    NUMBER OF                 6,168,300
     SHARES
  BENEFICIALLY           8    SHARED VOTING POWER
    OWNED BY                  -0-
      EACH
REPORTING PERSON         9    SOLE DISPOSITIVE POWER
      WITH                    6,168,300

                         10   SHARED DISPOSITIVE POWER
                              -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,168,300

12   CHECK BOX IF THE AGGREGATE NUMBER IN ROW (11) EXCLUDES CERTAIN
     SHARES ______

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     75.17%

14   TYPE OF REPORTING PERSON
     CO



              *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER

          The statement relates to the Common Stock, par value $.10 per share of Consolidated Silver Corporation, an Idaho corporation, whose principal executive officers are located at:

          6500 Mineral Drive
          Coeur d'Alene, Idaho  83814-8788

ITEM 2.   IDENTITY AND BACKGROUND

          (a), (b), (c) and (f). The name of the person filing this statement is Hecla Mining Company ("Hecla"), a Delaware corporation with its principal executive offices at 6500 Mineral Drive, Coeur d'Alene, Idaho 83814-8788. During its 105-year history, Hecla has been a leading producer of silver and lead, and more recently a significant supplier of gold and industrial minerals.

          The attached Schedule I is a list of the executive officers and directors of Hecla which contains the following information with respect to each such person: name; business address; present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and citizenship.

          Hecla has no controlling person or corporation.

          (d), (e). During the last five years, neither Hecla nor, to the best of Hecla's knowledge, any person named on
          Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Consolidated Silver Corporation was formed in 1968 through the efforts of a number of north Idaho based mining companies who each contributed mineral properties and mining related facilities to the Corporation in exchange for securities of the Corporation. Hecla Mining Company initially acquired 4,109,250 shares of common stock of Consolidated Silver Corporation in exchange for various mineral properties contributed to the Corporation. Hecla also received 9,273 shares of preferred stock of Consolidated Silver Corporation in exchange for the contribution of certain mining facilities associated with the mineral properties. In 1994, Hecla Mining Company acquired an additional 1,512,387 shares of common stock of Consolidated Silver Corporation and 3,227 shares of preferred stock of Consolidated Silver Corporation in a transaction with Sunshine Mining Company pursuant to which the Company conveyed its interest in a number of mineral properties to Sunshine Mining Company in exchange for other mineral properties and the shares of capital stock of Consolidated Silver Corporation held by Sunshine. Thereafter Hecla Mining Company sold approximately 120,000 shares of Consolidated Silver Corporation through open-market sales.

          The additional 630,088 shares of common stock of Consolidated Silver Corporation were acquired from Coeur d'Alene Mines Corporation ("Coeur"), a north Idaho based mining company, pursuant to an agreement between Hecla and Coeur dated July 11, 1995. A copy of the agreement with Coeur is attached hereto as Exhibit 1. The consideration paid to Coeur for the acquisition of the shares of common stock included the conveyance of Hecla's undivided interest in certain mineral properties located in northern Idaho and the conveyance of certain royalty interests held by Hecla under the terms of a prior agreement between the two companies.

ITEM 4.   PURPOSE OF TRANSACTION

          Formation of Consolidated Silver Corporation occurred in 1968, at which time Hecla Mining Company acquired approximately 50% of the outstanding common stock of Consolidated Silver Corporation and 74% of the outstanding preferred stock. The Corporation was formed for the purpose of exploring and developing certain mineral properties located in northern Idaho which were conveyed to the Corporation in exchange for capital stock of the Corporation. Since the formation of Consolidated Silver Corporation, the properties contributed into the corporation in 1968 have been explored through various lease arrangements with other companies, including Hecla Mining Company, without identifying economic qualities of ores within the properties. As a result of various asset transactions between Hecla Mining Company and certain of the other original shareholders of Consolidated Silver Corporation, Hecla acquired the additional shares of common stock and preferred stock of Consolidated Silver Corporation identified in Item 3 above. Consolidated Silver Corporation will seek shareholder approval of the sale of its north Idaho mineral properties and intends to pursue the acquisition of silver properties located in Mexico subject to the resources available to the Company.

          Consolidated Silver Corporation recently entered into an agreement pursuant to which the Company agreed to sell its mineral properties located in northern Idaho and a separate agreement to acquire certain mineral properties located in Mexico. These items are disclosed in the Company's report on Form 10-Q for the period ending June 30, 1995, copies of which were filed with the Securities and Exchange Commission on August 18, 1995. Form 10-Q for such period is incorporated into this response by this reference. The Company also intends to submit the transaction with respect to the sale of the north Idaho mineral properties to its shareholders for approval and seek shareholder approval of certain amendments to the Company's certificate of incorporation, including the increase of the Company's authorized common stock.

          With respect to the acquisition of the Mexican properties, Hecla Mining Company entered into an agreement with Consolidated Silver Corporation dated August 23, 1995, providing for the conveyance by Hecla Mining Company to Consolidated Silver Corporation of Hecla's interest in certain Mexican mineral properties. A copy of the agreement between Hecla Mining Company and Consolidated Silver Corporation is attached hereto as
          Exhibit 2.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a)  As of the date hereof, Hecla Mining Company owned
               6,168,300 shares of common stock of Consolidated
               Silver Corporation of which 630,888 shares were acquired on August 11, 1995.

               The holdings of common stock of Consolidated Silver Corporation by those individuals listed on Schedule I total 8,000 shares, which represents less than 1% of the outstanding common stock of the Company. Hecla Mining Company has no interest or right to such shares.

          (b) Based on the 8,205,683 shares of common stock of Consolidated Silver Corporation which were outstanding as of August 23, 1995, the 6,168,300 shares owned by Hecla as of that date represented approximately 75.17% of such outstanding shares (an increase of 630,888 shares).

          (c) Hecla Mining Company has the sole power to vote the total number of shares listed herein.

          (d) Certain officers and directors of Hecla Mining Company set forth in Schedule I hold security interests in the outstanding common stock of Consolidated Silver Corporation. The individuals and the securities held are identified below.

                      NAME                            Shares Held
               ------------------                     -----------
               Nathaniel K. Adams                        1,000
               Arthur Brown                              2,000
               Ralph R. Noyes                            5,000
               Michael B. White                          1,000
                                                      -----------
                     TOTAL                               9,000
                                                      ===========

               The aggregate number of shares held by these individuals total 9,000, which represents less than 1% of the outstanding common stock of Consolidated
               Silver Corporation.

               Hecla Mining Company disclaims any beneficial interest in or voting rights to any of the securities held by any of the individuals listed above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          The information set forth under Items 3 and 4 is incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 1 -    Agreement dated July 11, 1995, by and
                         among Hecla Mining Company, Coeur d'Alene
                         Mines Corporation and its wholly owned
                         subsidiary Callahan Mining Corporation

          Exhibit 2 -    Agreement dated August 23, 1995, between
                         Hecla Mining Company and Consolidated
                         Silver Corporation

                            SCHEDULE I

            DIRECTORS AND EXECUTIVE OFFICERS OF HECLA

          The names, business addresses and present principal occupations of the directors and executive officers of Hecla are set forth below. If no business address is given, the director's or officer's address is Hecla Mining Company, 6500 Mineral Drive, Coeur d'Alene, Idaho 83814-8788. Unless otherwise indicated, each principal occupation set forth opposite an individual's name refers
                               -4-
to Hecla. Each person listed has been employed in an executive capacity by Hecla or one of Hecla's predecessor companies or subsidiaries, or has had the other principal occupation or employment indicated, for more than five years, except as otherwise indicated. All officers and directors listed below are citizens of the United States, with the exception of Mr. Charles L. McAlpine, who is a citizen of Canada, and Mr. Jorge E. Ordonez C., who is a citizen of Mexico.

                                        Principal Occupation
Names and Business Address                 or Employment
--------------------------              --------------------
William B. Booth                        Vice President - Investor
                                        and Public Affairs of
                                        Hecla Mining Company

Arthur Brown                            President, Chairman and
                                        Chief Executive Officer
                                        of Hecla Mining Company

J. Gary Childress                       Vice President -
                                        Industrial Minerals of
                                        Hecla Mining Company

John E. Clute                           Director of Hecla Mining
                                        Company; Dean, Gonzaga
                                        University School of Law

Joe Coors, Jr.                          Director of Hecla Mining
                                        Company; President, ACX
                                        Technologies, Inc.

Leland O. Erdahl                        Director of Hecla Mining
                                        Company; retired

William A. Griffith                     Director of Hecla Mining
                                        Company; retired

Joseph T. Heatherly                     Vice President -
                                        Controller of Hecla
                                        Mining Company; Director
                                        of Consolidated Silver
                                        Corporation

Jon T. Langstaff                        Vice President - Human
                                        Resources of Hecla
                                        Mining Company

Charles L. McAlpine                     Director of Hecla Mining
                                        Company; retired

                                        Principal Occupation
Names and Business Address                 or Employment
--------------------------              --------------------
Ralph R. Noyes                          Vice President - Metal
                                        Mines of Hecla Mining
                                        Company; President of
                                        Consolidated Silver
                                        Corporation

Jorge E. Ordonez C.                     Director of Hecla Mining
                                        Company; Director of
                                        Altos Hornos de Mexico
                                        S.A. de C.V.

John P. Stilwell                        Vice President - Finance
                                        of Hecla Mining Company

Michael B. White                        Vice President - General
                                        Counsel and Secretary of
                                        Hecla Mining Company;
                                        Vice President and
                                        Secretary of Consolidated
                                        Silver Corporation

David F. Wolfe                          Assistant Treasurer of
                                        Hecla Mining Company;
                                        Treasurer of Consolidated
                                        Silver Corporation



                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 24, 1995


                         HECLA MINING COMPANY




                         By: /s/ Michael B. White
                            ---------------------------------
                            Name:  Michael B. White
                            Title: Vice President - General
                                     Counsel and Secretary

                          EXHIBIT INDEX


Exhibit             Description
-------             -----------

1 - Agreement dated July 11, 1995, by and among Hecla Mining Company, Coeur d'Alene Mines Corporation and its wholly owned subsidiary
                    Callahan Mining Corporation...................

2 - Agreement dated August 23, 1995, between Hecla Mining Company and Consolidated Silver
                    Corporation...................................